1043 E. Morehead Street, Suite 201

Charlotte, North Carolina

David L. Gaines

Chief Financial Officer

December 26, 2013

Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549

Re:

Park Sterling Corporation (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 15, 2013

Form 10-Q for the Period Ended September 30, 2013

Filed November 8, 2013

File No. 001-35032

Dear Mr. Rodriguez:

I am writing with respect to the comments of the Staff of the Division of Corporation Finance delivered via email on December 23, 2013 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2012 and Form 10-Q for the fiscal period ended September 30, 2013. Although the letter requested a response within ten business days, we will require additional time to gather information and prepare our response to the Staff’s comments. Accordingly, this letter confirms my December 24, 2013 conversation with you in which you granted the Company an extension to January 23, 2014. This will provide an additional ten business days from the original due date of January 8, 2014.

Please do not hesitate to call me at (704) 323-4302 if you have questions regarding the above. Thank you in advance.

Very truly yours,

/s/ David L. Gaines

Cc:	David Irving
Christopher Dunham
Michael Clampitt